Exhibit I(5)

ROPES & GRAY LLP ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 617-951-7000 F 617-951-7050 BOSTON NEW YORK PALO ALTO SAN FRANCISCO WASHINGTON, DC www.ropesgray.com

August 17, 2007

MML Series Investment Fund

1295 State Street

Springfield, MA 01111

Ladies and Gentlemen:

We are furnishing this opinion in connection with the filing of Post-Effective Amendment No. 62 (the “Amendment”) to the Registration Statement on Form N-1A (the “Registration Statement”) under the Securities Act of 1933, as amended, by MML Series Investment Fund (the “Trust”) for the registration of an indefinite number of shares of beneficial interest (the “Shares”) of the Trust’s MML Conservative Allocation Fund, MML Balanced Allocation Fund, MML Moderate Allocation Fund, MML Growth Allocation Fund and MML Aggressive Allocation Fund (each, a “Fund” and, collectively, the “Funds”).

We are familiar with the actions taken by the Trust’s Trustees to authorize the issuance of the Shares. We have examined copies of the votes of the Trust’s Trustees, the Trust’s Amended and Restated Agreement and Declaration of Trust (the “Agreement and Declaration of Trust”), and Amended and Restated Bylaws, each as certified to us by an Assistant Secretary of the Trust. We have also examined such other documents as we deem necessary for the purpose of this opinion.

We assume that upon sale of the Shares, the Trust will receive the net asset value thereof.

Based upon and subject to the foregoing, we are of the opinion that:

1.	The Trust has been duly organized and is a validly existing unincorporated association under and by virtue of the laws of The Commonwealth of Massachusetts; and

2.	The Trust is authorized to issue an unlimited number of Shares of each Fund and when such Shares have been duly issued and sold, they will be validly issued, fully paid, and nonassessable by the Trust.

The Trust is an entity of the type commonly known as a “Massachusetts business trust.” Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Agreement and Declaration of Trust disclaims shareholder liability for obligations of the Trust and requires that notice of such disclaimer be

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given in every note, bond, contract, instrument, certificate, or undertaking made or issued by the Trustees or any officers or officer of the Trust. The Agreement and Declaration of Trust provides for allocation of the assets and liabilities of the Trust among its portfolio series, and further provides for indemnification out of the property of a portfolio series for all loss and expense of any shareholder of the portfolio series held personally liable solely by reason of his being or having been a shareholder. Thus, the risk of a shareholder’s incurring financial loss on account of shareholder liability should be limited to circumstances in which the portfolio series itself would be unable to meet its obligations.

We consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP